Exhibit 99.1

Foresight: Rail Vision Signs Agreement to Supply a Prototype to Rio Tinto Railway Network

Rio Tinto’s automated AutoHaul® long-distance rail network to harness Rail Vision collision-avoidance technology

Ness Ziona, Israel – May 5, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., signed an agreement with Hitachi Rail STS Australia Pty Ltd. to supply equipment, services and personnel to the Australian rail company Rio Tinto Railway Network. According to the agreement, Hitachi Rail STS, the project integrator, will provide Rio Tinto with a prototype of Rail Vision’s Collision Avoidance System to undergo demonstration and feasibility testing for a proof-of-concept project. Revenue from the project is expected to total $265,000, with an option for Rail Vision to furnish additional services for $133,000. Foresight owns 19.36% of Rail Vision’s outstanding share capital.

Rio Tinto is looking to enhance its current collision detection system by adding detection capabilities to identify potential hazards, such as people and vehicles, on or near the train tracks. Successful demonstrations and testing may lead to Rail Vision outfitting Rio Tinto’s entire fleet of approximately 220 locomotives with its systems, according to commercial terms to be determined by the parties. System prices and additional terms are yet to be specified.

AutoHaul®, the world’s first autonomous heavy haul rail network, is an open network with 52 public level crossings, with trains nearly 2.5 kilometers long with three locomotives and 240 wagons, weighing approximately 37,000 tons per train.

The agreement will be in effect until the completion of the proof-of-concept project. However, should Hitachi Rail STS place a purchase order and issue a notice to proceed, Rail Vision will supply the required equipment and services, as per the terms agreed by both parties.

The project will consist of three phases: the first phase will include data acquisition and live demonstrations, followed by a second stage of preliminary technical work towards installation of the system on Rio Tinto’s locomotive. Finally, Rail Vision’s system will be installed at Rio Tinto’s site for an evaluation period of three months. The expected duration of the project is nine months, with the installation at the customer’s site, anticipated for the third quarter of 2021. Via a project-dedicated staff, Rail Vision will provide customization, development services and support throughout the project.

Rail Vision was informed that Rio Tinto is examining a competing system of an Australian company.

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology to increase safety in the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g., humans, vehicles, and signals), rail path recognition (i.e., switch state detection), distance measurement and an opportunity for infrastructure condition monitoring.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Rail Vision’s agreement to supply a prototype to Rio Tino Railway Network, expected revenue from the project, that successful demonstrations and testing may lead to Rail Vision outfitting Rio Tinto’s entire fleet of locomotives with it system, expected duration of the project, and that Rail Vision will provide customization, development services and support throughout the project. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654